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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HKC Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street   31st Fllor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	**NY**	**10165**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Flynn   **732-842-9450**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP

(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	**New York**	**NY**	**10165**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
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SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

FEB 2 6 2010

Washington, DC

AP
3/6

OATH OR AFFIRMATION

I, **Harold K Cohen** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
HKC Securities _____ , as

of **December 31** _____ , 20 **09** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of New York
County of New York

_____ _____
Signature

President
_____
Notary Public *02-25-10* _____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Stockholder
HKC Securities Inc.

We have audited the accompanying statement of financial condition of HKC Securities Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKC Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 12, 2010

HKC Securities Inc.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$	141,828
Receivable from brokers or dealers		45,619
Restricted Cash - Certificate of deposit		55,946
Furniture, fixtures and equipment, net of accumulated depreciation of $92,818		20,562
Advance to shareholder		90,000
	$	353,955

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$	27,755

Stockholder's Equity

Common stock, no par value, 200 shares authorized,	
100 shares issued and outstanding	1,000
Additional paid-in capital	159,000
Retained earnings	166,200
Total Stockholder's Equity	326,200
	$ 353,955

See notes to financial statements

HKC Securities Inc.

Statement of Operations

Year Ended December 31, 2009

REVENUE

Commissions	$	238,189
Interest		26,618
Finders fees		547,492
Total Revenue		812,299

EXPENSES

Salaries and other employment costs	436,033
Professional fees	164,526
Consulting and finders fees	75,272
Taxes other than income taxes	1,000
Occupancy	96,118
Other	36,498
Total Expenses	809,447
Net Income	$ 2,852

HKC Securities Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, beginning of year	1,000	$ 1,000	$ 159,000	$ 163,348	$ 323,348
Net Income				2,852	2,852
Balance, end of year	1,000	$ 1,000	$ 159,000	$ 166,200	$ 326,200

See notes to financial statements


HKC Securities Inc.

Statement of Cash Flows

Year Ended December 31, 2009


CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,852
Adjustments to reconcile net income to net cash		
from operating activities		
Depreciation		3,297
Net change in operating assets and liabilities		
Receivable from clearing broker		2,654
Advance to shareholder		(33,943)
Accrued expenses and other liabilities		(224,827)
Net Cash from Operating Activities		(249,967)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash security deposit		(1,758)
Decrease in cash		(251,725)
CASH AND CASH EQUIVALENTS		
Beginning of year		393,553
End of year	$	141,828

1. Organization and Tax Status

The Company is an introducing broker and has a standard agreement with its clearing broker. All securities are introduced and cleared on a fully disclosed basis through the clearing broker. In addition, The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

As a Subchapter S Company the Company's Federal and State income is taxed in the individual income tax returns of its shareholder.

2. Summary of Significant Accounting Policies

Accounting Changes

In July 2009, the FASB Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United States. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

2. Summary of Significant Accounting Policies *(continued)*

Concentration of Credit Risk and Financial Instruments With Off-Balance-Sheet Risk

The Company introduced its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2009, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Non-performance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 12, 2010.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2006.

3. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company must maintain minimum net capital as defined, equal to the greater $50,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2009 the Company had net capital of $159,692 which exceeds the requirement by $109,692. The Company's net capital ratio was .1738 to 1.

4. Commitments

In September 2008, the company entered into a new operating lease agreement that expires October 31, 2010. Minimum future rental payments under the lease agreement for the ten months of 2010 are $135,470.

Rent expense for the year ended December 31, 2009 was $95,788.00. The Company maintains a certificate of deposit of $54,188 in-lieu of a security deposit with the landlord. These funds cannot be withdrawn without the express authorization from the landlord.

HKC Securities Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

December 31, 2009

NET CAPITAL

Total ownership equity from statement of financial condition		$	326,200
Deductions - Non-allowable assets:			
Restricted Cash - Certificate of deposit	55,946		
Furniture, Fixtures and equipment	20,562		
Advance to shareholder	90,000		
Total deductions			166,508
Net capital			159,692

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement - 6-2/3% of aggregate indebtedness, or $50,000, whichever is greater		50,000
Excess of net capital over minimum requirement	$	109,692
Aggregate indebtedness		27,755
Percentage of aggregate indebtedness to net capital		17.38%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There is no material difference between the above and the net capital per calculation included in the Company's unaudited FOCUS report as of December 31, 2009.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

HKC Securities Inc.

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts of its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure
Required by Sec Rule 17a-5

The Board of Directors and Shareholder
HKC Securities Inc.

In planning and performing our audit of the financial statements of HKC Securities Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordane with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 12, 2010

HKC Securities Inc.

Financial Statements

December 31, 2009